OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SECURI 02018458 MMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 40287

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 5 2002 354 SEC MAIL PROCESSING WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alanar, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. Main Street
(No. and Street)

Sullivan (City) Indiana (State) 47882 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vaughn A. Reeves, Sr. (812) 268-3121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name — *if individual, state last, first, middle name)*

122 E. Washington Street (Address) Greencastle, (City) In (State) 46135 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, Marilou Lawhead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alanar, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Marilou Lawhead
Signature

Treasurer
Title

Leslie D. Kennett
Notary Public
Sullivan County, Indiana
Exp. Date: April 17, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. David Bray, C.P.A.
Edward H. Hammond, P.A

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Independent Auditor's Report

To the Stockholder
Alanar Incorporated

We have audited the balance sheet of Alanar Incorporated as of December 31, 2001-2000, and the related statements of income, changes in stockholder's equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alanar Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles in the United States of America.

Bray & Associates,

Bray & Associates CPA's, LLC

January 29, 2002

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Alanar Incorporated

In planning and performing our audit of the financial statements of Alanar, Incorporated for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alanar Incorporated that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ALANAR INCORPORATED
BALANCE SHEET
DECEMBER 31, 2001-2000

		2001		2000
Assets				
Current Assets:				
Cash and Cash Equivalents	$	198,244	$	206,888
Accounts Receivable		154,891		159,346
Taxes		13,561		21,491
Clearing Deposit		15,000		15,000
Prepaid Expense		1,772		6709
Total Current Assets	$	383,468	$	409,434
Net property and equipment, at cost (Note 2)	$	146,317	$	139,897
Other Assets:				
Bonds	$	28,738	$	34,151
Notes Receivable- Officer		175,054		174,732
Total Other Assets	$	203,792	$	208,883
Total Assets	$	733,577	$	758,214
Liabilities and Stockholder's Equity				
Liabilities:				
Current Liabilities:				
Trade Accounts Payable	$	31,950	$	53,032
Accrued Payroll		43,379		69,821
Payroll Taxes Payable		27,033		28,257
Total Current Liabilities	$	102,362	$	151,110
Long-Term Debt:				
Deferred Federal Income Tax	$	11,372	$	20,446
Total Long Term Debt		11,372		20,446
Total Liabilities	$	113,734	$	171,556
Stockholder's Equity:				
Common stock, $ 5.00 par value; 5,000 shares authorized, issued and outstanding	$	25,000	$	25,000
Additional paid-in capital		154,616		154,616
Retained Earnings		440,227		407,042
Total Stockholder's Equity	$	619,843	$	586,658
Total Liabilities and Stockholder's Equity	$	733,577	$	758,214

See Accountant's Report and Accompanying Notes

ALANAR INCORPORATED
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001-2000

	2001	2000
Income:		
Commissions/Fees	$ 1,887,222	$ 2,171,910
Interest	24,768	29,630
Total Income	$ 1,911,990	$ 2,201,540
Expenses:		
Commissions/Salaries	$ 1,407,840	$ 1,526,944
Regulatory Fees/License Fees	22,891	40,715
Depreciation/Amortization	31,289	32,797
Taxes Other Than Income	99,194	107,655
General and Administrative	278,148	351,445
Occupancy	52,530	69,775
Total Expenses	$ 1,891,892	$ 2,129,331
Other Income and Expense		
Rent	$ 2,276	$ 0
Gain on Sale of Equipment	0	2,100
Recovery of Bad Debt	16,000	8,000
Junked Items and Leasehold Improvements	(94)	(56,087)
Income before income taxes	$ 38,280	$ 26,222
Provisions for Federal and State income taxes, current and deferred	5,095	11,089
Net income	$ 33,185	$ 15,133

See Accountant's Report and Accompanying Notes.

ALANAR INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 - 2000

		2001		2000
Cash Flows from Operating Activities:				
Net Income	$	33,185	$	15,133
Adjustments to reconcile net income to net cash provided by operating activities:				
Gain on Sale of Asset		0		(2,100)
Amortization		2,777		4,937
Depreciation		28,512		27,860
(Increase) Decrease in:				
Accounts Receivable		4,455		(17,555)
Employee Advances/Notes		(322)		(67,713)
Prepaid Expense		4,937		(2,117)
Income Tax Receivable		7,930		(21,491)
Increase (Decrease) in:				
Accounts Payable		(21,082)		38,614
Accrued Wages		(26,442)		(63,799)
Payroll Taxes		(1,224)		(8,293)
Deferred State, Federal Income Tax Payable		(9,074)		(4,074)
Net Cash Provided (Used) by Operating Activities	$	23,652	$	(100,598)
Cash Flows from Investing Activities:				
Leasehold Improvements	$	0	$	(42,381)
Purchase of Equipment & Vehicles		(37,804)		(41,365)
Proceeds from Sale of Bonds		5,414		11,250
Loss on Junked Items		94		56,087
Sale of Assets		0		2,100
Net Cash (Used) by Investing Activities	$	(32,296)	$	(14,309)
Cash Flows from Financing Activities:				
Dividends Paid	$	0		(20,000)
Net Cash (Used) by Financing Activities	$	0	$	(20,000)
Net (Decrease) Increase in Cash	$	(8,644)	$	(134,907)
Cash and Cash Equivalents at beginning of year		206,888		341,795
Cash and Cash Equivalents at end of year	$	198,244	$	206,888
Supplemental Disclosures:				
State and Federal Income taxes paid	$	0	$	45,121
Interest Paid		0		0

See Accountant's Report and Accompanying Notes.

Alanar, Inc.
Statement of Changes in Stockholder's Equity
for the years ended December 31, 2000, 2001
(Dollars Except Shares Data)

	Common		Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount			
Balance at January 1, 2000	5000	$25,000	154616	411909	591525
Net Income				15133	15133
Dividends on Common				-20000	20000
Balance at December 31, 2000	5000	$25,000	154616	407042	586658
Net Income				33185	33185
Balance at December 31, 2001	5000	$25,000	154616	440227	619843

These notes are an integral part of the preceding financial statements.

ALANAR INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Description of business and summary of significant accounting policies:

Alanar Incorporated (the company) was incorporated in Indiana on September 1, 1988 for the purpose of qualifying as a broker-dealer. The company was licensed as a broker-dealer and began operations on September 2, 1988. The company is licensed in several states as a broker dealer. The company primarily assists churches in preparing bond issues for new construction.

The following is a summary of the more important accounting principles and policies followed by the company.

Revenue recognition

Revenue related to commissions earned resulting from the sale of securities is recognized generally at the "date of closing." Revenue from underwriting is recognized when cash is received.

Income taxes

Current and deferred income taxes are provided in amounts sufficient to give effect to timing differences between financial and tax reporting which results from the differences in tax reporting and accrual basis for financial reporting.

Property and equipment

Depreciation and amortization of equipment is computed using the straight-line method with estimated useful lives ranging from five to seven years. The company renovated its leased property and is depreciating these improvements on a straight-line basis over a range of ten to thirty-nine years.

Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost of properties sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and reserve accounts, and gains and losses are reflected in income.

Cash equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Note 2-Property and equipment:

Property and equipment consists of the following:

	Depreciable Lives (Years)	2001	2000
Equipment	5-7	$ 191,288	$ 168,414
Vehicles	5	10,500	0
Leasehold Improve.	10-39	47,559	42,744
Less: Accumulated Depreciation		(98,632)	(69,641)
and Amortization		(4,398)	(1,620)
Net property and equipment		$ 146,317	$ 139,897

Note 3- Income taxes:

The income tax payable provision for the year ended December 31, 2001-2000 consists of the following: The Company had an overpayment to cover 2001 income taxes.

	2001	2000
Federal, current	$ 0	$ 0
State, current	0	0
	$ 0	$ 0

Transactions with related parties

The company rents it's facilities and certain equipment from Vaughn Reeves, Sr., the President. Rental payments for these assets total $ 61,680 for 2001 and $59,220 for 2000.

Pension Plan

The company began an approved pension plan during 1995. All employees are eligible to participate. The company matches up to 10% of employee deferrals. For the year ended the expense to the company was $ 6,817 for 2000 and $ 9,572 for 2001.

Net capital requirements:

The company is subject to the Securities and Exchange Commission Uniform Net Capital rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the company had net capital of $ 138,399, which was $ 130,817 in excess of its required net capital of $ 7,582 based on aggregate indebtedness.

Leases

The company has incurred lease obligations in the leasing of equipment at December 31, 2000. Scheduled lease payments are as follows: The building is leased from the President on an annual renewable lease. The lease for 2002 is $ 46,680.00 and is included in the 2002 amount.

2002	$65,654
2003	18,974
2004	18,974
2005	13,980

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

To the Stockholder
Alanar Incorporated
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Bray & Associates

BRAY & ASSOCIATES CPA'S, LLC

January 29, 2002

SUPPLEMENTAL INFORMATION

BRAY & ASSOCIATES CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Alanar, Incorporated

Our report on our audit of the basic financial statements of Alanar Incorporated for 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1, 2 and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates

BRAY & ASSOCIATES CPA's, LLC

January 29, 2002

ALANAR INCORPORATED
SCHEDULE I
RECONCILITION OF AUDITED AND UNAUDITED REPORTS
DECEMBER 31, 2001

	As Reported	Adjustment Debit	Adjustment Credit	As Audited
Assets:				
Cash	$ 196,468			$ 196,468
Clearing Account	15,000			15,000
Receivables	347,054			347,054
Debt Securities	28,738			28,738
Equipment Leasehold Improvements	148,417		$ 2,100	146,317
Total Assets	$ 735,677			$ 733,577
Liabilities				
Accounts Payable & Accrued Expense	$ 112,604		$ 1,130	$ 113,734
Total Liabilities	$ 112,604			$ 113,734
Stockholder's Equity				
Common Stock	$ 25,000			25,000
Additional Paid-In Capital	154,616			154,616
Retained Earnings	443,457	3,230		440,227
Total Stockholder's Equity	623,073	$		619,843
Total Liabilities & Stockholder's Equity	$ 735,677	$ 3,230	$ 3,230	$ 733,577

See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 2
EXPLANATION OF AUDIT ADJUSTMENTS

	Dollars	
	Debit	Credit
Accumulated Depreciation		2,100
Accounts Payable		1,130
Retained Earnings	3,230	

To record depreciation expense on vehicles and eliminate a debit balance in miscellaneous payable.

See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 3
RECONCILIATION OF ADJUSTED NET CAPITAL AS REPORTED
COMPARED TO AMOUNT PREVIOUSLY REPORTED BY BROKER-DEALER
DECEMBER 31, 2001

	AS REPORTED	ADJUSTMENTS	AS CORRECTED
Total Ownership	$ 623,073	$ (3,230)	$ 619,843
Non Allowable	(454,806)	2,100	(452,706)
Net Capital Before Haircuts	$ 168,267	$ (1,130)	$ 167,137
Debt Securities	28,738		28,738
Net Capital	$ 139,529	1,130	$ 138,399
Less: Capital Required Based on Aggregated Indebtedness	(7,506)	76	(7,582)
Net Capital In Excess	$ 132,023	$ 1,206	$ 130,817
Total Liabilities	112,604	1,130	113,734

See Independent Auditor's Report on Supplemental Information.

Alanar Incorporated
Financial Statements
and
Supplemental Information

December 31, 2001 and 2000